

02006545

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxcor Financial Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza, 16th Floor
(No. and Street)

New York,	NY	10292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (212) 778-3676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-14-02

OATH OR AFFIRMATION

I, Steven R. Vigliotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxcor Financial Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARY V. TROPEANO
Notary Public - State of New York
No. 01TR5082092
Qualified in Richmond County
My Commission Expires July 21, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH, D.C.

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Maxcor Financial Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Maxcor Financial Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 17,548,950
Deposits with clearing organizations	6,336,080
Receivable from broker-dealers and customers	5,762,297
Securities failed-to-deliver	184,768,776
Securities owned, held at clearing firm	10,860,649
Prepaid expenses and other assets	538,485
Fixed assets, net of accumulated depreciation and amortization of $614,368	59,506
Total assets	$ 225,874,743

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealer	$ 6,638,824
Securities failed-to-receive	183,649,730
Accounts payable and accrued liabilities	9,761,500
Accrued compensation payable	6,179,218
Payable to affiliate	1,941,858
	208,171,130
Subordinated borrowing	2,000,000
Stockholder's equity	15,703,613
Total liabilities and stockholder's equity	$ 225,874,743

The accompanying notes are an integral part of this financial statement.

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Maxcor Financial Inc. (the "Company") is a registered broker-dealer whose activities are primarily comprised of the brokering of fixed income securities and repurchase agreements between financial and other institutions and municipal securities trading.

The Company is a wholly owned subsidiary of Maxcor Financial Group Inc. ("MFGI") which, through the Company and other subsidiaries and affiliates, conducts the business of an inter-dealer broker of money market instruments, derivative products and securities in major financial centers around the world.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Commission income and related expenses are recorded on a trade date basis.

Securities transactions:

Securities transactions are recorded on a trade date basis.

Securities owned, held at clearing firm, are carried at market value generally based upon quoted prices. To the extent quoted prices are not available, securities are valued at fair value as determined by management generally based upon quoted prices of securities with similar characteristics.

Cash and cash equivalents:

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company maintains an allowance for doubtful accounts to reduce its billed receivables on name give-up brokerage transactions to the amount expected to be collected on such receivables.

Fixed assets:

Depreciation and amortization of furniture, equipment and software are computed on a straight-line basis using estimated useful lines of 3 to 5 years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Fair value of financial instruments:

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market. Management believes that it is not practicable to estimate the fair value of the subordinated borrowing due to the related party nature of the instrument.

Income taxes:

The Company files consolidated federal and combined state and local income tax returns with MFGI, its ultimate parent, and certain affiliates. The Company and certain affiliates have a tax sharing arrangement which provides that the Company shall compute its income taxes on a separate company basis, except that the benefit of income tax losses will be allocated to the Company to the extent such losses are utilized in the consolidated and combined income tax returns.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 – ATTACK ON WORLD TRADE CENTER:

On September 11, 2001, the Company's principal office on the 84th Floor of Two World Trade Center in downtown New York was destroyed when two commercial jet planes hijacked by terrorists crashed into the World Trade Center Towers. As a result of this attack, the Company lost 32 employees, all of the property and technological infrastructure maintained at Two World Trade Center and incurred interruption and disruption to its New York based operations. This attack also resulted in the loss of 28 employees and the property and technological infrastructure maintained at Two World Trade Center of the Company's direct parent, Euro Brokers Inc. ("EBI"), upon whom the Company is reliant and from whom the Company is allocated costs for various administrative and technological resources. On September 18, 2001, the Company and EBI relocated their entire New York based operations along with their technological infrastructures to temporary facilities provided by Prudential Securities, one of the Company's clearing firms, at One New York Plaza in lower Manhattan.

NOTE 3 – ATTACK ON WORLD TRADE CENTER (Continued):

The Company is included on insurance policies maintained by EBI for damage to property destroyed, interruption of business operations, including profit recovery, extra expenses incurred as a result of the loss and expenses incurred to minimize the period and total cost of disruption to operations. The property casualty insurance policy, underwritten by Kemper Insurance Companies ("Kemper"), has a limit of approximately $14 million. The business interruption and extra expense policy, also underwritten by Kemper has a limit of $21 million.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS:

Deposits with clearing organizations are comprised of cash of approximately $429,000 and US Treasury obligations of approximately $5,907,000.

Pursuant to the Company's membership in the Government Securities Clearing Corporation ("GSCC"), the Company is required to maintain a minimum deposit of $5,000,000. The balance of the deposits is required pursuant to the Company's clearing firm relationships.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CUSTOMERS:

Amounts receivable from and payable to broker-dealers and customers consist of the following:

	Receivable	Payable
Commissions receivable	$ 4,153,092	$
Receivable from clearing firms	1,609,205	
Payable to clearing firm		6,638,824
	$ 5,762,297	$ 6,638,824

The Company clears its matched riskless principal brokerage transactions and its municipal securities trading transactions through other broker-dealers on a fully-disclosed basis pursuant to clearing agreements. The receivable from clearing firms primarily represents commissions due on matched riskless principal brokerage transactions, net of transaction fees, while the payable to clearing firm represents the net amount owed for financing the Company's municipal securities positions. The clearing firm provides borrowing availability on the Company's municipal securities it holds generally equal to 85% of the market value of such securities. Commissions receivable represent amounts billed on the Company's name give-up brokerage transactions, net of an allowance for doubtful accounts of $75,000.

NOTE 6 – SECURITIES FAILED-TO-DELIVER/RECEIVE:

In connection with the Company's brokerage of federal agency debentures, the Company is required to settle through its bank clearance account any side of a matched riskless principal transaction that does not properly compare at the GSCC on trade date. At December 31, 2001,

NOTE 6 – SECURITIES FAILED-TO-DELIVER/RECEIVE (Continued):

securities failed-to-receive represented uncompared transactions where the sellers or the GSCC could not make timely delivery of securities. These failed-to-receives resulted in offsetting failed-to-delivers to the buyers or the GSCC. The difference between these two amounts was primarily due to mark-to-market payments made on failed-to-delivers to the GSCC that were repaid to the Company upon delivery of the securities. All fails outstanding at December 31, 2001 were properly received/delivered in January 2002.

NOTE 7 - SECURITIES OWNED, HELD AT CLEARING FIRM:

Securities owned reflect municipal securities positions taken in connection with the Company's municipal securities business. These securities positions are held by the clearing firm as a pledge against the amount owed and may be rehypothecated by the clearing firm.

Trading gains on securities transactions reflect gains in connection with municipal securities trading.

NOTE 8 – TRANSACTIONS WITH AFFILIATES:

Payable to affiliate consists of amounts owed to EBI.

Certain key employees of the Company have received awards of stock options under the Maxcor Financial Group Inc. 1996 Stock Option Plan.

NOTE 9 – SUBORDINATED BORROWING:

The Company has a $2,000,000 subordinated note payable to EBI which is due February 28, 2004 and bears interest at 11.0% per annum. The note is subordinated to claims of general creditors.

The subordinated note is covered by an agreement approved by NASD Regulations, Inc. ("NASDR"), and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - EMPLOYEE BENEFIT PLANS:

EBI maintains a 401(k) defined contribution plan covering substantially all of the salaried employees of the Company. The Company's contributions to the 401(k) plan are, subject to a maximum limit, based upon a percentage of employee contributions.

NOTE 11 - INCOME TAXES:

At December 31, 2001, the Company had a deferred tax receivable of approximately $90,000 included in prepaid expenses and other assets, principally from the depreciation of fixed assets in excess of amounts currently deductible and accruals not currently deductible.

NOTE 12 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined; or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and regulations thereunder. In addition, the Company's membership in the GSCC requires it to maintain minimum excess regulatory net capital of $10,000,000. At December 31, 2001, the Company's regulatory net capital was $13,453,745 and exceeded the minimum requirement of $250,000 by $13,203,745.

NOTE 13 – CONTINGENCIES:

Counterparty Risk:

In the normal course of business, certain securities transactions brokered by the Company are introduced to and settled by the Company's clearing firms. In the event of non-performance by a counterparty to such transactions, the Company may be responsible to meet the obligation incurred by such non-performance.

The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company's customers, which are primarily major financial institutions.

September 11th Securities Settlements:

The Company's clearing bank for U.S. Treasury and government agency securities brokerage transactions has informed the Company that it incurred interest costs of approximately $2.5 million in connection with financing securities positions it accepted in the Company's account on September 11th after the collapse of the World Trade Center Towers. The clearing bank has indicated that it may seek reimbursement from the Company for all or a portion of this amount. The Company believes it has substantial defenses against such a claim. In addition, the Company believes it has recourse against its insurance company for all or a portion of any ultimate liability. No amount has been recorded for this potential liability at December 31, 2001.

NOTE 14 – DERIVATIVE FINANCIAL INSTRUMENTS:

The Company from time to time sells financial futures contracts as a means of hedging market risk on municipal securities positions held. Financial futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a financial futures contract requires the Company to deposit margin with its clearing broker as security for its obligations. Financial futures contracts provide for daily cash settlements with gains or losses based upon fluctuations in market value included in trading gains on securities transactions in the statement of operations. Open equity in financial futures contracts is recorded as receivable from and payable to broker-dealers and customers, as applicable. At December 31, 2001, the Company had no financial futures contracts outstanding.

NOTE 15 – SUBSEQUENT EVENT:

On January 1, 2002, the Company's U.K. registered branch purchased certain assets and the rights of the businesses carried on by Euro Brokers Financial Services Ltd. ("EBFSL"), a U.K. affiliate formerly engaged in the brokering of emerging market debt and floating rate notes, in exchange for the assumption of all outstanding liabilities of EBFSL. The aggregate book value of the assets acquired of approximately $2.9 million was equal to the book value of the assumed liabilities.